

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2023

Mark Fidler
Chief Financial Officer
Berkshire Grey, Inc.
140 South Road
Bedford, MA 01730

> **Re: Berkshire Grey, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed May 2, 2023**
> **File No. 001-39768**
> **Schedule 13E-3 filed May 2, 2023 by Berkshire Grey, Inc., Softbank Group**
> **Corp., SVF II BG (DE) LLC et. al**
> **File No. 005-91900**

Dear Mark Fidler:

Comment Letter Exchagne Act Filings Intro Text
Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed on May 2, 2023

Reasons for the Merger, page 31

1. Discussion in the "Background of the Merger" section of the proxy statement indicates Party A and Party D had expressed interest in engaging in a transaction with the Company, but other than a brief reference to Party A in the second to last bullet point on page 32, there is no disclosure regarding the outcome of the Company's discussion with each of these parties. Please supplement the disclosure to provide this information.

2. Given the disclosure on page 20 that Party A "is a significant stockholder and affiliate of the Company, with one representative on the Board," please advise why the Company has not disclosed Party A's identity.

3.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). We note that the Softbank Entities have expressly adopted the analysis and resulting conclusion of the Board. However, it does not appear that such analysis includes the factor described in clause (viii) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant to the Board's fairness determination. Please revise this section to include such factor. In addition, if the procedural safeguard in Item 1014(c) was not considered, please explain why the Board and Softbank Entities believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.

Certain Effects of the Merger for Parent, page 50

4.   Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A.

Unaudited Prospective Financial Information of the Company, page 52

5.   Disclosure on page 52 indicates that "the Company Projections reflect numerous estimates and assumptions…" Please revise to disclose such assumptions and quantify where practicable.

Cautionary Statement Concerning Forward-Looking Information, page 93

6.   Disclosure in the last paragraph indicates that "[t]he Company undertakes no obligation to update or to revise any forward-looking statements." Such statement is inconsistent with the Company's obligations to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Exchange Act Rule 13e-3(d)(2), (e)(2) and (f)(1)(iii). Please revise accordingly.

Incorporation of Certain Documents By Reference, page 117

7.   Disclosure on page 117 states:

*   "We incorporate by reference into this proxy statement…any documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement, and prior to the date of the Special Meeting…"
*   "We also incorporate by reference into this proxy statement, but not into the Schedule 13E-3, additional documents that the Company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement to the date of the Special Meeting."
*   "Any statement contained in a document incorporated by reference into this proxy statement will be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained in this proxy statement or any other subsequently filed document that is incorporated by reference into this proxy statement modifies or supersedes the statement. The information incorporated by

reference is considered to be a part of this proxy statement and, with respect to this proxy statement but not with respect to the Schedule 13E-3, later information that the Company files with the SEC will update and supersede that information."

Note that neither Schedule 13E-3 nor Schedule 14A permits general "forward incorporation" of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise. See General Instruction F of Schedule 13E-3 and Note D of Schedule 14A.

Comment Letter Exchagne Act Filings Conclusion Text

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Mark Opper